FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 13, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the Third Quarter Ended September 30, 2009

November 13, 2009

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), today announces its consolidated US GAAP financial results for the three months ended September 30, 2009.

Key Financial Highlights of Q3 2009

•	Consolidated revenues up 12.1% q-o-q to $2,267.6 million driven by additional subscribers, rising voice and data consumption, seasonal usage factors and currency appreciation

•	Consolidated OIBDA(1) up 11.4% q-o-q to $1,062.6 million with 46.9% OIBDA margin driven by revenue growth and optimized period spending

•	Consolidated net income of $494.4 million due to revenue growth and non-cash foreign exchange gain on US dollar denominated debt

Key Corporate and Industry Highlights

•	Closing of the syndicated loan originally signed in May 2009 with oversubscription by nearly $100 million in July 2009

•	Placement of a ruble-denominated bond worth RUB 15 billion in July 2009

•	Securing of additional financing from Sberbank through two loans in the amount of RUB 47 billion and RUB 12 billion in October 2009

•	Acquisition of 100% stake in Teleforum, a mobile retail chain, for up to $11 million(2) in October 2009

•	Acquisition of 50.91% stake in Comstar-UTS for 39.15 billion rubles ($1.32 billion)(3) or RUB 184.02 ($6.21) per Global Depositary Receipt (GDR) by a subsidiary of MTS in October 2009

•	Confirmation of credit rating at Ba2 level by Moody’s with outlook stable

•	Confirmation of credit rating at BB+ level by Fitch with outlook changed from negative to stable

•	Confirmation of credit rating at BB level by S&P with outlook changed from positive to stable

•

Issuance of guidance for FY 2009 at the MTS Analyst and Investor Day with Group revenues expected to reach $8.25 bln and Group OIBDA margin in the high 40%s range for core mobile business; the previous Group CAPEX guidance was changed from $1.5 bln to $1.8 bln

Additional Developments

•	MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group

•	For additional information and insights, download materials used during the MTS’ Analyst and Investor Day at http://www.mtsgsm.com/resources/analyst_investor_days

(1)	See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.
(2)	Based on certain performance criteria.
(3)

As transactions between Russian entities must be carried out in rubles, MTS hedged the final amount due on completion of the transaction with 50% of the sale price pegged at 31.9349 rubles:dollar rate, while the balance has been calculated at 29.6090, the official rate of the Central Bank of Russia on the date of signing.

Commentary

Mr. Mikhail Shamolin, President and CEO of MTS, highlighted: ““We are focusing on a number of key initiatives to realize our 3i Strategy: the acquisition of 51% stake in Comstar-UTS and development of fixed-line broadband and pay-TV services in our markets; the continued roll-out of 3G and promotion of data and content services to our customers; the on-going development of our retail sales channels; the launch of our online content portal, Omlet.ru; activity on the local and international capital markets; plus our ongoing focus on cost effectiveness.  But this hasn’t detracted from our focus on our core business, which saw healthy growth due to subscriber additions, strong usage in both voice and data services, incremental pricing power and a growing contribution from our retail sales channels.  Though we see a sustained effect from the macroeconomic volatility, our focus remains on developing markets in Russia and the CIS for telecommunications services.  This is the very essence of our 3i Strategy and in our view the best way to maximize value for all of our shareholders.”

Financial Summary (unaudited)

USD mln	Q3’09	Q3’08	y-o-y		Q2’09	q-o-q
Revenues	2,267.6	2,812.3	-19.4%		2,022.4	12.1%
OIBDA	1,062.6	1,453.2	-26.9%		953.8	11.4%
- margin	46.9%	51.7%	-4.8	pp	47.2%	-0.3	pp
- margin (excl. retail)	50.7%	n/a	n/a		50.6%	+0.1	pp
Net operating income	638.5	935.5	-31.7%		548.1	16.5%
- margin	28.2%	33.3%	-5.1%		27.1%	+1.1	pp
Net income (loss)	494.4	515.6	-4.1%		563.0	-12.2%

Group Financial Developments

CAPEX

MTS’ expenditure on property, plant and equipment in the third quarter totaled approximately $361.5 million, of which $173.6 million was invested in Russia, $35.7 million in Ukraine, $129.2 million in Uzbekistan, $12.2 million in Turkmenistan and $10.9 million in Armenia.

MTS spent approximately $99.9 million on the purchase of intangible assets during the quarter of which $57.1 million was spent in Russia, $35.6 million in Ukraine, $5.0 million in Uzbekistan, $1.1 million in Turkmenistan and $1.0 million in Armenia.

Debt and Cash Flows

As of September 30, 2009, MTS’ total debt(4) was at $7.2 billion, resulting in a ratio of total debt to LTM OIBDA of 1.8 times. Net debt amounted to $3.0 billion at the end of the quarter and the net debt to LTM OIBDA of 0.7 times. The Company was free cash-flow positive with $416.8 million for nine months of 2009.

Group Operating Review

Market Growth

Mobile penetration(5) in markets of operation was:

•	Up q-o-q from 135% to 140% in Russia;
•	Up q-o-q from 119% to 120% in Ukraine;
•	Up q-o-q from 52% to 56% in Uzbekistan;
•	Up q-o-q from 29% to 35% in Turkmenistan;

(4)

Total debt is comprised of the current portion of debt, current capital lease obligations, long-term debt and long-term capital lease obligations; net debt is the difference between the total debt and cash and cash equivalents and short-term investments; see Attachment B for reconciliation of net debt to our consolidated balance sheet.

(5)	The source for all market information based on the number of SIM cards in Russia and Ukraine in this press release is AC&M-Consulting.

•	Up q-o-q from 79% to 81% in Armenia;
•	Up q-o-q from 93% to 96% in Belarus.

Subscriber Development

The Company added approximately 1.86 million new customers during the third quarter of 2009 that were all added organically:

•	Added around 1.28 million subscribers in Russia;
•	No change in Ukraine;
•	Added around 0.26 million subscribers in Uzbekistan;
•	Added around 249 thousand subscribers in Turkmenistan;
•	Added around 33 thousand subscribers in Armenia;
•	Added around 37 thousand in Belarus.

Key Subscriber Statistics

(mln)	Q3’08	Q4’08	Q1’09	Q2’09	Q3’09
Total subscribers, eop	91.73	95.66	96.61	99.51	101.38
Russia	61.88	64.63	65.11	67.42	68.70
Ukraine	18.09	18.12	17.94	17.78	17.78
Uzbekistan(6)	5.06	5.65	5.97	6.53	6.79
Turkmenistan	0.76	0.93	1.12	1.25	1.50
Armenia	1.78	2.02	2.05	2.05	2.08
MTS Belarus(7)	4.16	4.32	4.42	4.48	4.52

Market Share

MTS maintained its leading position in the majority of its markets of operation during the third quarter:

•	Maintained at 34% in Russia;
•	Down q-o-q from 33% to 32% in Ukraine;
•	Down q-o-q from 45% to 44% in Uzbekistan;
•	Maintained at 85% in Turkmenistan;
•	Maintained at 81% in Armenia.

In Belarus, the market share decreased to 49% from 50%.

Customer Segmentation

Subscriptions to MTS’ pre-paid tariff plans accounted for 67% of gross additions in Russia and 97% in Ukraine in the third quarter. At the end of the quarter, 82% of MTS’ customers in Russia were signed up to pre-paid tariff plans. In Ukraine, the share of customers signed to pre-paid tariff plans was 92%.

Russia Highlights

RUB mln	Q3’09	Q3’08	y-o-y	Q2’09	q-o-q
Revenues	56,274.5	52,471.4	7.2%	51,017.3	10.3%
OIBDA	25,550.8	26,950.8	-5.2%	23,762.0	7.5%
- margin	45.4%	51.4%	-6.0	pp	46.6%	-1.2	pp
- margin (excl. retail)	50.3%	n/a	n/a	50.9%	-0.6	pp
Net income	13,353.1	8,994.5	48.5%	17,022.6	-21.6%
- margin	23.7%	17.1%	+6.6	pp	33.4%	-9.7	pp

(6)	Starting from Q1 2008 MTS employs a six-month inactive churn policy in Uzbekistan
(7)	MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated.

	Q3’08	Q4’08	Q1’09		Q2’09	Q3’09

ARPU (RUB)(8)	278.8	258.3	233.5		245.4	255.8

MOU (min)	213	218	205		216	213

Churn rate (%)	9.1	6.4	8.0		6.9	10.7

SAC (RUB)	635.5	665.4	742.8		671.8	558.5

Ukraine Highlights

UAH mln	Q3’09	Q3’08	y-o-y		Q2’09	q-o-q

Revenues	2,215.6	2,255.0	-1.7%		1,976.7	12.1%

OIBDA	1,067.5	1,088.5	-1.9%		890.4	19.9%

- margin	48.2%	48.3%	-0.1	pp	45.0%	+3.2	pp

Net income	195.8	359.9	-45.6%		142.4	37.5%

- margin	8.8%	16.0%	-7.2	pp	7.2%	+1.6	pp

	Q3’08	Q4’08	Q1’09		Q2’09	Q3’09

ARPU (UAH)	39.6	38.2	33.6		35.8	40.1

MOU (min)	329	389	427		441	478

Churn rate (%)	15.8	10.8	10.2		9.7	10.4

SAC (UAH)	49.7	51.7	62.4		52.1	45.9

Uzbekistan Highlights(9)

USD mln	Q3’09	Q3’08	y-o-y		Q2’09	q-o-q

Revenues	101.1	103.1	-1.9%		97.0	4.2%

OIBDA	52.0	65.5	-20.6%		53.5	-2.8%

- margin	51.4%	63.5%	-12.1	pp	55.1%	-3.7	pp

Net income	32.3	43.5	-25.7%		18.6	73.7%

- margin	32.0%	42.2%	-10.2	pp	19.2%	+12.8	pp

	Q3’08	Q4’08	Q1’09		Q2’09	Q3’09

ARPU (USD)	7.3	7.2	5.8		5.2	5.1

MOU (min)	525	497	416		502	500

Churn rate (%)	7.3	5.7	6.6		7.1	8.1

SAC (USD)	7.7	8.7	8.2		7.6	8.3

Turkmenistan Highlights(10)

TMT mln	Q3’09	Q3’08	y-o-y		Q2’09	q-o-q

Revenues	122.8	57.6	113.2%		107.3	14.4%

OIBDA	73.1	24.2	202.1%		48.5	50.7%

- margin	59.5%	42.1%	+17.4	pp	45.2%	+14.3	pp

Net income	44.5	4.8	827.1%		24.4	82.4%

- margin	36.2%	8.4%	+27.8	pp	22.8%	+13.4	pp

(8)  ARPU is now calculated by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

(9)  The functional currency in Uzbekistan is the US dollar.

(10) On January 1, 2008, the Central Bank of Turkmenistan raised the official exchange rate of the Turkmenistan Manat to the US dollar from 5,200 to 6,250. On May 1, 2008, another decree established the official exchange rate at 14,250 TMT per 1 USD. On January 1, 2009, the Central Bank of Turkmenistan announced redenomination of the Turkmenistan Manat at the rate of 5,000 to 1. We have adjusted our historical results to the denominated rate for comparative purposes.

	Q3’08	Q4’08	Q1’09		Q2’09	Q3’09

ARPU (TMT)	28.5	37.7	30.2		30.1	29.7

MOU (min)	277	253	225		239	241

Churn rate (%)	2.0	4.2	3.9		5.8	4.5

SAC (TMT)	15.7	9.7	13.0		11.2	18.4

Armenia Highlights

AMD mln	Q3’09	Q3’08	y-o-y		Q2’09	q-o-q

Revenues	21,966.2	22,670.0	-3.1%		19,534.1	12.5%

OIBDA	12,263.4	11,909.3	3.0%		10,913.1	12.4%

- margin	55.8%	52.5%	+3.3	pp	55.9%	-0.1	pp

Net income (loss)	(2,450.4)	5,606.4	-143.7%		(2,912.9)	-15.9%

- margin	-11.2%	24.7%	-35.9	pp	-14.9%	+3.7	pp

	Q3’08	Q4’08	Q1’09		Q2’09	Q3’09

ARPU (AMD)	4,594.5	3,485.9	2,913.9		3,169.2	3,540.9

MOU (min)	202	205	172		182	217

Churn rate (%)	7.2	7.0	8.9		10.4	11.3

SAC (AMD)	5,199.0	4,535.8	7,280.6		6,005.8	5,143.6

CAPEX Highlights

USD mln	Q3’08	Q2’09	Q3’09

Russia	457.4	252.4	230.7

- as % of rev	21.1%	15.9%	12.8%

Ukraine	138.6	83.2	71.3

- as % of rev	29.8%	32.2%	25.1%

Uzbekistan	48.1	136.0	134.2

- as % of rev	46.6%	140.2%	132.8%

Turkmenistan	14.1	13.9	13.3

- as % of rev	69.8%	37.0%	30.9%

Armenia	5.0	4.3	11.9

- as % of rev	6.7%	8.1%	20.1%

***

For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 96.86 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks. ***

Attachments to the Third Quarter 2009
Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (USD mln)	Q3’08	Q4’08		Q1’09	Q2’09	Q3’09

Operating income	935.5	706.2		464.2	548.1	638.5

Add: D&A	517.7	456.0		367.3	405.7	424.1

OIBDA	1,453.2	1,162.2		831.5	953.8	1,062.6

Russia (USD mln)	Q3’08	Q4’08		Q1’09	Q2’09	Q3’09

Operating income	761.0	587.0		378.4	463.6	529.6

Add: D&A	354.2	310.1		241.8	273.9	285.9

OIBDA	1,115.2	897.1	(11)	620.2	737.5	815.5

Ukraine (USD mln)	Q3’08	Q4’08		Q1’09	Q2’09	Q3’09

Operating income	103.2	41.3		22.4	29.2	45.8

Add: D&A	121.3	100.7		81.0	87.1	90.7

OIBDA	224.6	142.0		103.4	116.3	136.5

Uzbekistan (USD mln)	Q3’08	Q4’08		Q1’09	Q2’09	Q3’09

Operating income	48.9	50.7		40.6	31.9	29.2

Add: D&A	16.6	19.9		19.9	21.6	22.8

OIBDA	65.5	70.6		60.5	53.5	52.0

(11) Including intercompany of $8.1 mln.

Turkmenistan (USD mln)	Q3’08	Q4’08	Q1’09	Q2’09	Q3’09

Operating income	6.8	17.3	15.4	14.3	22.5

Add: D&A	1.7	3.2	2.9	2.7	3.2

OIBDA	8.5	20.5	18.2	17.0	25.7

Armenia (USD mln)	Q3’08	Q4’08	Q1’09	Q2’09	Q3’09

Operating income	15.6	9.8	7.4	9.2	11.4

Add: D&A	23.8	22.1	21.7	20.3	21.5

OIBDA	39.4	31.9	29.1	29.5	32.9

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q3’08	Q4’08	Q1’09	Q2’09	Q3’09

Operating margin	33.3%	29.2%	25.7%	27.1%	28.2%

Add: D&A	18.4%	18.9%	20.3%	20.1%	18.7%

OIBDA margin	51.7%	48.1%	46.0%	47.2%	46.9%

Russia	Q3’08	Q4’08	Q1’09	Q2’09	Q3’09

Operating margin	35.1%	31.6%	27.4%	29.2%	29.5%

Add: D&A	16.4%	16.7%	17.5%	17.3%	15.9%

OIBDA margin	51.5%	48.3%	44.8%	46.5%	45.4%

Ukraine	Q3’08	Q4’08	Q1’09	Q2’09	Q3’09

Operating margin	22.2%	11.7%	9.2%	11.3%	16.1%

Add: D&A	26.1%	28.4%	33.3%	33.7%	32.0%

OIBDA margin	48.3%	40.1%	42.5%	45.0%	48.1%

Uzbekistan	Q3’08	Q4’08	Q1’09	Q2’09	Q3’09

Operating margin	47.4%	43.8%	40.0%	32.8%	28.9%

Add: D&A	16.1%	17.2%	19.6%	22.3%	22.5%

OIBDA margin	63.5%	61.0%	59.5%	55.1%	51.4%

Turkmenistan	Q3’08	Q4’08	Q1’09	Q2’09	Q3’09

Operating margin	33.9%	52.2%	47.0%	37.9%	52.1%

Add: D&A	8.4%	9.5%	8.8%	7.3%	7.4%

OIBDA margin	42.3%	61.7%	55.8%	45.2%	59.5%

Armenia	Q3’08	Q4’08	Q1’09	Q2’09	Q3’09

Operating margin	20.8%	15.1%	13.5%	17.5%	19.3%

Add: D&A	31.7%	34.1%	39.4%	38.4%	36.5%

OIBDA margin	52.5%	49.1%	52.9%	55.9%	55.8%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

USD mln	As of Dec 31, 2008	As of Sep 30, 2009

Current portion of debt and of capital lease obligations	1,183.7	1,525.5

Long-term debt	2,888.5	5,660.4

Capital lease obligations	3.0	1.3

Total debt	4,075.2	7,187.3

Less:

Cash and cash equivalents	(1,058.8)	(3,815.8)

Short-term investments	(45.7)	(403.3)

Net debt	2,970.7	2,968.2

Last twelve month (LTM) OIBDA can be reconciled to our consolidated statements of operations as follows:

	Three months ended Dec 31, 2008	Nine months ended Sep 30, 2009	Twelve months ended Sep 30, 2009
USD mln	A	B	C=A+B

Net operating income	706.2	1,650.8	2,357.0
Add: depreciation and amortization	456.0	1,197.0	1,653.0
OIBDA	1,162.2	2,847.9	4,010.0

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

USD mln	For the nine months ended Sep 30, 2008	For the nine months ended Sep 30, 2009

Net cash provided by operating activities	3,301.1	2,172.9

Less:

Purchases of property, plant and equipment	(1,271.4)	(1,319.1)

Purchases of intangible assets	(279.3)	(277.7)

Proceeds from sale of property, plant and equipment	68.8	25.7

Purchases of other investments	(32.2)	—

Investments in and advances to associates	(4.6)	0.9

Acquisition of subsidiaries, net of cash acquired	(37.4)	(185.9)

Free cash-flow	1,745.1	416.8

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008

Net operating revenue
Service revenue and connection fees	$2,164,775	$2,796,870	$5,903,617	$7,800,947
Sales of handsets and accessories	102,870	15,442	195,452	26,031
	2,267,645	2,812,312	6,099,069	7,826,978
Operating expenses
Cost of services	477,299	601,518	1,315,311	1,733,322
Cost of handsets and accessories	110,148	44,685	230,349	99,006
Sales and marketing expenses	186,139	221,640	522,757	662,762
General and administrative expenses	374,428	407,207	1,020,749	1,144,669
Depreciation and amortization	424,090	517,746	1,197,041	1,480,854
Provision for doubtful accounts	16,579	41,600	55,661	96,113
Other operating expenses	40,471	42,462	106,385	112,950

Net operating income	638,491	935,454	1,650,816	2,497,302

Currency exchange and transaction losses / (gains)	(64,375)	195,293	200,425	68,669

Other expenses / (income):
Interest income	(28,684)	(10,264)	(54,854)	(20,519)
Interest expense, net of amounts capitalized	120,608	34,902	255,333	106,287
Other income	(11,810)	(9,242)	(28,587)	(27,701)
Total other expenses, net	80,114	15,396	171,892	58,067

Income before provision for income taxes and noncontrolling interest	622,752	724,765	1,278,499	2,370,566

Provision for income taxes	128,197	202,068	277,914	578,170

Net income	$494,555	$522,697	$1,000,585	$1,792,396
Net income attributable to the noncontrolling interest	161	7,136	870	7,478
Net income attributable to the group	$494,394	$515,561	$999,715	$1,784,918
Weighted average number of common shares outstanding, in thousands - basic and diluted	1,885,053	1,923,549	1,885,053	1,934,261
Earnings per share - basic and diluted	0.26	0.27	0.53	0.92

MOBILE TELESYSTEMS CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008 (Amounts in thousands of U.S. dollars, except share amounts)

	As of September 30,	As of December 31,
	2009	2008
CURRENT ASSETS:
Cash and cash equivalents	$3,815,796	$1,058,802
Short-term investments	403,290	45,718
Trade receivables, net	509,079	320,559
Accounts receivable, related parties	56,058	49,684
Inventory and spare parts	153,609	110,490
VAT receivable	90,071	102,648
Prepaid expenses and other current assets	647,081	680,833
Total current assets	5,674,984	2,368,734

PROPERTY, PLANT AND EQUIPMENT	5,903,898	5,900,129

INTANGIBLE ASSETS	1,815,350	1,770,113

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	213,387	247,358

OTHER INVESTMENTS	28,349	39,076

OTHER ASSETS	220,358	122,924

Total assets	$13,856,326	$10,448,334

CURRENT LIABILITIES
Accounts payable	515,765	789,336
Accrued expenses and other current liabilities	2,200,030	1,147,198
Accounts payable, related parties	88,349	186,878
Current portion of long-term debt, capital lease obligations	1,525,537	1,183,729
Total current liabilities	4,329,681	3,307,141

LONG-TERM LIABILITIES
Long-term debt	5,660,422	2,888,496
Capital lease obligations	1,347	3,009
Deferred income taxes	64,358	69,473
Deferred revenue and other	224,708	101,820
Total long-term liabilities	5,950,835	3,062,798

Total liabilities	10,280,516	6,369,939

COMMITMENTS AND CONTINGENCIES	—	—

Redeemable noncontrolling interests*	101,154	145,749

SHAREHOLDERS’ EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as September 30, 2009 and December 31, 2008 (777,396,505 of which are in the form of ADS as of September 30, 2009 and December 31, 2008)	50,558	50,558
Treasury stock (108,273,338 common shares at cost as of September 30, 2009 and December 31, 2008)	(1,426,753)	(1,426,753)
Additional paid-in capital	538,450	590,759
Accumulated other comprehensive income	(561,040)	(346,178)
Retained earnings*	4,873,441	5,064,260
Total shareholders’ equity	3,474,656	3,932,646

Total liabilities and shareholders’ equity	$13,856,326	$10,448,334

*Figures as of Dec. 31, 2008, were retrospectively adjusted on Topic D-98 implementation

MOBILE TELESYSTEMS CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (Amounts in thousands of U.S. dollars)

	Nine months ended	Nine months ended
	September 30, 2009	September 30, 2008

Net cash provided by operating activities	2,172,931	3,301,140

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(185,912)	(37,432)
Purchases of property, plant and equipment	(1,319,076)	(1,271,402)
Purchases of intangible assets	(277,706)	(279,275)
Proceeds from sale of property, plant and equipment and assets held for sale	25,676	68,844
Purchases of short-term investments	(231,748)	(73,483)
Proceeds from sale of short-term investments	58,515	54,965
Purchase of other investments	—	(32,209)
Proceeds from sales of other investments	358	—
Investments in and advances to associates	858	(4,553)
Decrease in restricted cash	15,345	26,706
Net cash used in investing activities	(1,913,690)	(1,547,839)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercised	—	8,817
Proceeds from issuance of notes	1,003,226	426,307
Repurchase of common stock	—	(1,060,787)
Repayment of notes	—	(400,000)
Notes and debt issuance cost	(102,140)	(278)
Capital lease obligation principal paid	(47)	(4,169)
Dividends paid	(422,117)	(406,066)
Proceeds from loans	2,791,496	105,105
Loan principal paid	(976,065)	(313,606)
Net cash provided by / (used in) financing activities	2,294,353	(1,644,677)

Effect of exchange rate changes on cash and cash equivalents	203,400	(115,879)

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS:	2,756,994	(7,255)

CASH AND CASH EQUIVALENTS, at beginning of period	1,058,802	634,498

CASH AND CASH EQUIVALENTS, at end of period	$3,815,796	$627,243

Group financial results for the third quarter year 2009 Investor conference call – November 13, 2009 Mr. Mikhail Shamolin, President, Chief Executive Officer Mr. Alexey Kornya, acting Chief Financial Officer

Safe harbor Some of the information in this presentation may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management, and future growth subject to risks.

Financial and corporate highlights Comstar acquisition and 3i strategy Key period developments Key financial and operating results Appendix Group financial highlights Group financial performance Group outlook for FY 2009 Group highlights for the period Contents

Strong q-o-q revenue growth on the back of healthy subscriber additions, seasonal increase in usage, a rising contribution from handset sales and currency appreciation Group financial highlights Total Group Revenue (USD mln) Total Group OIBDA (USD mln) OIBDA Margin 2008 2008 51.2% +12% -19% +7% +8% +11% -27% 51.7% 48.1% 2009 46.0% 2009 OIBDA growth driven by revenue improvement -28% -22% 47.2% OIBDA Margin (exc. retail) 47.0% 50.6% 50.8% 46.9% 50.7% 46.7% 49.6% 954 832 1 453 1 349 1 063 1 162 Q2 Q3 Q4 Q1 Q2 Q3 2 635 2 812 1 809 2 022 2 268 2 418 Q2 Q3 Q4 Q1 Q2 Q3 2 848 3 978 9M 2008 9M 2009 6 099 7 827 9M 2008 9M 2009

Group financial performance Net income decline due to increased debt levels and lower non-cash foreign exchange gain on US dollar denominated debt Total Group Net income (USD mln) Net Inc Margin 25.0% 2008 18.3% 6.0% 2009 -3.2% -44% 27.8% -22% -12% -4% 22.8% 21.8% 16.4% 999.7 1 784.9 9M 2008 9M 2009 659.2 515.6 57.7 563.0 494.4 145.5 Q2 Q3 Q4 Q1 Q2 Q3

Group outlook for FY 2009 – revenue and OIBDA Group revenue expected to reach $8.25 bln for the FY 2009 The Company expects single-digit year-over-year ruble revenue growth in Russia and a single-digit year-over-year revenue reduction in hryvna revenue in Ukraine for the FY 2009 Key assumptions: Stability of exchange rates of national currencies Stable macroeconomic conditions in the operating markets Total Group revenue (USD mln) 8 252 10 245 8 250 2007 2008 2009E OIBDA margin for FY 2009 expected to be in the high 40%s range for core mobile business Key drivers of margin pressure: Growing retail business Costs inflation Impact of macroeconomic volatility on markets

Short-term CAPEX target of 22-25% of revenue* 1 800 2 227 1 540 2007 2008 2009E Group CAPEX (USD mln) 10% 13% 16% 19% 22% 25% 28% 2007 2008 2009E 2010E 19% 22% Raising CAPEX guidance for FY 2009 to $1.8 bln: Russian ruble appreciation largest driver in increased spend Additional spending in Central Asian markets to accommodate increasing traffic Threat of inflation justifies accelerated spending on CAPEX in Central Asia Final CAPEX figure will depend upon many factors including currency volatility, vendor terms, availability of credit, project implementation schedules and other developments MTS cannot accurately predict Estimated FY 2010 CAPEX target of 22-25% on the back of investments in 3G, transport networks development, retail expansion and OPEX optimization initiatives Medium to long-term CAPEX target of 15-20% of revenue 22% 22-25% Group outlook for FY 2009 – CAPEX * Exclusive of Comstar-UTS

MTS оператор связи MTS

Group developments for the third quarter 2009 and recent events

Q3 2009 highlights

- Closing of the syndicated loan originally signed in May 2009 with oversubscription by nearly $100 million
- Placement of a ruble-denominated bond worth RUB 15 billion
- Securing of additional financing from Sberbank through two loans in the amount of RUB 47 billion and RUB 12 billion

Thereafter

- Acquisition of 100% stake in Teleforum, a mobile retail chain, for up to $11 million*
- Acquisition of 50.91% stake in Comstar-UTS for 39.15 billion rubles ($1.32 billion)** or RUB 184.02 ($6.21) per Global Depositary Receipt (GDR) by a subsidiary of MTS
- Confirmation of credit rating at Ba2 level by Moody's with outlook stable
- Confirmation of credit rating at BB+ level by Fitch with outlook changed from negative to stable
- Confirmation of credit rating at BB level by Standard & Poor's with outlook changed from positive to stable
- Issuance of guidance for FY 2009 at the MTS Analyst and Investor Day with Group revenues expected to reach $8.25 bln and Group OIBDA margin in the high 40%s range for core mobile business; the previous Group CAPEX guidance was changed from $1.5 bln to $1.8 bln

Market commentary

- MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group
- For additional information and insights, download materials used during the MTS' Analyst and Investor Day at http://www.mtsgsm.com/resources/analyst_investor_days

* Based on certain performance criteria

** As transactions between Russian entities must be carried out in rubles, MTS hedged the final amount due on completion of the transaction with 50% of the sale price pegged at 31.9349 rubles:dollar rate, while the balance has been calculated at 29.6090, the official rate of the Central Bank of Russia on the date of signing

8

Financial and corporate highlights Comstar acquisition and 3i strategy Key period developments Key financial and operating results Appendix Contents MTS: strategic evolution along value chain 3i strategy Key synergies through ownership of c. 51% of Comstar Growth potential of Russian telco market by 2012

MTS оператор связи MTS

MTS: strategic evolution along value chain

- Changing competitive landscape and market environment necessitates that MTS evolve its business


Integration & Internet
Fixed Access
Internet & Innovation
Content & Data
Mobile Access
Integration & Internet
Devices & Distribution

Fixed Access

- Integration of Comstar-UTS
- Build-out of pan-Russian access network
- Bundle play
- Annualized customer spending >RUB 4,500

Content & Data

- Introduction of applications
- Build-out value-added services portfolio
- Launch of online content portal Omlet.ru
- Launch of 360 platform through Vodafone
- Annualized customer spending ~RUB 600-3,000

Mobile Access

- Broader EDGE coverage
- Roll-out of 3G HSPA network
- Pan-Russian investments in core/ backbone networks
- Annualized customer spending ~RUB 3,000

Devices & Distribution

- Build-out of monobrand retail
- Purchase agreements with handset makers
- Annualized customer spending ~RUB 1,500

10

3i: evolution of MTS strategy Seamless user experience for all segments Rapid broadband infrastructure (fixed/3G/LTE) deployment Integrated sales channels New pipelines and customer touch-points Integration Enhanced connectivity Compelling Internet user experience Best-in-class content apps and services Smarter pipelines to capture additional value Internet Delivery of exclusive devices Cutting-edge products and services for all customer segments End-to-end user experience at home, at work and on the move Differentiation through product and service mix Innovation Increasing customer lifetime value Generating shareholder returns Strategic direction Tactics Key benefits

1% Total amount: >$200 mln* Key synergies through ownership of c. 51% of Comstar-UTS Breakdown of estimated synergies by type (in USD mln) >200* 12 60 46 75 0 50 100 150 200 250 Total Synergies Cross-sales Corporate Segment Cross-sales Consumer Segment SG&A Expenses Network/ Infrastructure Revenue synergy Cost Synergy *NPV

Mobile Corporate Residential voice Residential BB Wholesale Pay TV Handsets *Source: MTS estimates based on GDP forecasts of the Ministry for Economic Development and Trade of the Russian Federation for the years 2009 (-8.5%), 2010 (1.6%), 2011 (3.0%) and 2012 (4.3%) as of September 2009 Overall growth potential of the Russian telco market by 2012 Russia telecommunications market* (RUB bln) Combination of MTS + Comstar puts us in a better position to capture growth and gain share in Russian telecommunications market Highest growth rates in fixed broadband and pay TV markets Highest absolute growth in mobile markets driven by data and content Beyond mobile market, markets in remaining services characterized by high fragmentation and underinvestment 2008 2012 CAGR +6% 1 278 1 629 175 10 117 51 138 149 638 189 35 138 92 163 208 804 + 2% +37% +4% +16% +4% +9% +6% Handsets pay TV Wholesale Residential BB Residential voice Corporate Mobile

Financial and corporate highlights Comstar acquisition and 3i strategy Key period developments Key financial and operating results Appendix Contents Executing on our strategy MTS Group subscriber base dynamics MTS Group balance sheet Cash position and debt obligations Debt composition

Group subscriber base dynamics during the quarter 1.3 million net additions in Russia through successful tariff initiatives and use of alternative sales channels Stable performance in Ukraine in line with market development CIS markets continue to demonstrate strong subscriber growth as the Company expands coverage and launches new tariffs and service offerings 101.38 4.52 2.08 1.50 6.79 17.78 68.70 Q3 2009 1.9% 0.9% 1.5% 20.0% 4.0% stable 1.9% % change 99.51 Total Q2 2009 MTS subscribers (mln) 4.48 Belarus* 2.05 Armenia 1.25 Turkmenistan 6.53 Uzbekistan 17.78 Ukraine 67.42 Russia *MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated

Group balance sheet $4 010.0 $5 140.3 LTM OIBDA* 0.2x 0.3x Net debt/assets 0.9x 0.7x Net debt/equity 0.7x 0.6x Net debt/LTM OIBDA* $13 856.3 $10 448.3 Total assets $3 474.7 $3 932.6** Shareholders’ equity $2 968.2 $2 970.7 Net debt* $1 525.5 $1 183.7 Short-term debt $5 661.8 $2 891.5 Long-term debt $7 187.3 $4 075.2 Total debt $403.3 $45.7 Short-term investments $3 815.8 $1 058.8 Cash and cash equivalents As of 30 Sep 2009 As of 31 Dec 2008 Balance Sheet in USD mln unless noted * See reconciliations of net debt, LTM OIBDA and free cash flow to consolidated financial statements in the appendix ** Retrospectively adjusted on EITF Topic D-98 implementation Free cash flow* positive in 9M 2009 with $416.8 million Increase in total debt due to additional capital raised for the acquisition of Comstar-UTS and general corporate needs In Q3 2009, no ADRs were acquired as part of the Company’s share repurchase program

Cash position and debt obligations end of Q3 2009 Cash and cash equivalents amount does not include payments related to Comstar-UTS transaction High cash position held in anticipation of FY 2008 dividend payout in Q4 2009, H1 2010 debt obligations and additional corporate needs Cash and Cash Equivalents (USD mln) Debt Repayment Schedule* (USD mln) 3 816 Q3 2009 Total Debt = $7.2 billion MTS’ three ruble bonds placed in 2008 contain put options that can be exercised from April through June 2010. The ruble bonds placed in 2009 contain put options that can be exercised in May 2011 and in July 2012. MTS expects the options to be exercised, thereby increasing 2010-2012 debt and decreasing long-term debt * Adjusted to reflect the recently announced amendment in the terms of the Gazprombank credit facility 565 790 1 297 1 700 2 831 821 498 498 (1 817) Q4 2009 2010 2011 2012 Thereafter

Debt composition end of Q3 2009 Balanced currency structure of liabilities with a preference for ruble-denominated funding at reasonable cost Beginning in Q2 2009, MTS began hedging some liabilities by means of cross-currency swaps FY 2010 maturities of credit lines and a Eurobond may provide MTS with additional opportunities to balance its currency exposure Improvement in credit markets allowed MTS to favorably amend terms to EUR 300 million credit facility in November 2009 Debt composition by currency Q3 2009* Debt composition by type Q3 2009 Bonds 39% Syndicated loan 15% Credit facilities 46% USD 29% EUR 11% RUR 60% * Debt composition by currency includes FX hedging in the amount of $361 mln as of Q3 2009

Financial and corporate highlights Comstar acquisition and 3i strategy Key period developments Key financial and operating results Appendix Russia Ukraine Uzbekistan Turkmenistan Armenia Contents

Russia financial highlights +10% Total Russia Revenue (RUB bln) Total Russia OIBDA (RUB bln) OIBDA Margin +8% -5% 51.2% 2008 2008 +10% +7% +10% RUB/USD 23.6 24.3 51.4% OIBDA improvement in Q3 2009 in line with top-line growth and higher contribution from handset sales OIBDA margin affected by growing consumption of content services and a -4.9pp impact from expansion of monobrand retail with increased sales of handsets 48.3% 27.3 Sequential revenue growth driven by subscriber additions, seasonal increase in usage and roaming and greater contribution from retail 2009 2009 44.8% 33.9 +7% -3% 46.6% 32.2 OIBDA Margin (exc. retail) 46.1% 50.9% 50.5% 31.3 50.3% 45.4% 45.6% 49.2% 47.74 52.47 46.86 51.02 56.27 50.52 Q2 Q3 Q4 Q1 Q2 Q3 70.30 72.64 9M 2008 9M 2009 24.43 26.95 20.99 23.76 25.55 24.39 Q2 Q3 Q4 Q1 Q2 Q3 154.15 143.81 9M 2008 9M 2009

Russia operating indicators ARPU (RUB) MOU (min) APPM (RUB) 1.26 Subs (mln) 61.4 2009 2009 +4% -8% +7% +3% -1% stable 1.31 61.9 1.18 64.6 2008 2008 65.1 1.14 ARPU growth in Q3 2009 driven by subscriber additions and seasonal factors Stable MOU dynamics in Q3 2009 APPM growth due to seasonal consumption of higher-value products Strong subscriber growth in Q3 2009 with 1.3 million in net additions 67.4 1.14 68.7 1.20 261 279 234 245 256 258 Q2 Q3 Q4 Q1 Q2 Q3 207 213 205 216 213 218 Q2 Q3 Q4 Q1 Q2 Q3

Russia operating indicators Messaging Revenue (RUB mln) Data Traffic Revenue (RUB mln) Total VAS (mln) 6 773 2009 2008 2009 2008 Data Content Revenue (RUB mln) 2009 2008 7 804 8 178 Strong growth of VAS revenues in Q3 2009 due to seasonal factors, expansion of 3G networks across Russia and concerted campaign to stimulate content usage Key initiatives in Q3 2009: Commercial launch of Omlet.ru content store PC Messaging service for sending SMS messages from PCs to mobile phones Launch of SMS packages (40 to 300 SMS in a package) MTS News service offering easy access to news services from mobile phones Price reduction on MTS Connect mobile Internet modems, 1.5 times sales growth q-o-q Launch of a “netbook plus MTS Connect modem” offer through the MTS monobrand retail chain * Does not include revenue from SMS and data bundles, which is included in airtime revenue. * 8 472 8 374 +8% stable +13% +16% +51% +21% +35% +50% +18% 9 845 1 454 1 762 2 076 2 301 2 666 1 867 Q2 Q3 Q4 Q1 Q2 Q3 1 965 2 315 2 679 2 572 3 461 2 618 Q2 Q3 Q4 Q1 Q2 Q3 3 035 3 416 3 443 3 164 3 425 3 350 Q2 Q3 Q4 Q1 Q2 Q3

Ukraine financial highlights Total Ukraine Revenue (UAH mln) Total Ukraine OIBDA (UAH mln) OIBDA Margin 46.7% 2008 2009 +12% -2% +5% +8% +20% -2% UAH/USD 5.0 4.9 48.3% 6.2 39.5% 2009 2008 Q-o-q revenue growth due to seasonal factors and improvements in subscriber activity levels Positive effect on OIBDA margin in Q3 2009 through top-line growth and effective cost management 42.5% 7.7 -6% -10% 45.0% 7.7 47.2% 7.8 48.2% 45.4% 2 153 2 255 1 873 1 977 2 216 2 121 Q2 Q3 Q4 Q1 Q2 Q3 2 754 3 054 9M 2008 9M 2009 1 005 1 089 796 890 1 067 838 Q2 Q3 Q4 Q1 Q2 Q3 6 065 6 473 9M 2008 9M 2009

Ukraine operating indicators Strong q-o-q ARPU growth due to seasonality and marketing initiatives aimed at monetizing additional usage on unlimited tariff plans Increase in usage in line with seasonal factors and success of tariffs such as Super MTS+SMS and Super MTS-Vsi Merezhi Subscriber dynamics reflective of overall market performance ARPU (UAH) MOU (min) APPM (UAH) Subs (mln) 0.08 0.15 17.9 19.1 +11% stable +8% 0.12 18.1 0.10 18.1 +38% +8% +45% 2008 2009 2008 2009 17.8 0.08 17.8 0.08 239 329 427 441 478 389 Q2 Q3 Q4 Q1 Q2 Q3 37 40 34 36 40 38 Q2 Q3 Q4 Q1 Q2 Q3

Ukraine operating indicators Messaging Revenue (UAH mln) Data Traffic Revenue (UAH mln) Total VAS (mln) 238 2008 2009 Data Content Revenue (UAH mln) 2009 +15% +63% +13% +45% +147% +25% +8% -7% +55% 278 413 * Does not include revenue from SMS and data bundles, which is included in airtime revenue. * 2009 2008 2008 Seasonal growth in messaging and content revenues during the quarter Rapidly growing data traffic revenue as CDMA-450 data networks expand across the country 376 363 419 Key initiatives in Q3 2009: Marketing push to drive sales of MTS Connect mobile Internet modems and tariffs packages Launch of Muzon mobile portal, offering music downloads for mobiles and PCs New services specifically tailored for smartphone users Loyalty program MTS-Infomania stimulating SMS usage Special promotions with “Up” animated movie on WAP-portal SMS contest and content promotion with “Ice Age 3” movie Further promotions on BlackBerry devices and tariffs 79.9 89.9 141.8 126.8 146.1 99.1 Q2 Q3 Q4 Q1 Q2 Q3 34.1 52.7 58.2 45.5 49.1 99.9 Q2 Q3 Q4 Q1 Q2 Q3 39.7 49.8 69.6 85.2 123.2 63.5 Q2 Q3 Q4 Q1 Q2 Q3

Uzbekistan financial highlights Revenue growth fostered by subscriber additions and sustained high usage Margin decline in Q3 2009 due to slower revenue growth and higher marketing expenses to off-set increased pricing aggression by competition Total Uzbekistan Revenue (USD mln) Total Uzbekistan OIBDA (USD mln) OIBDA Margin 61.9% 2009 2008 +4% -2% +11% UZS/USD 1 301 1 319 -3% -21% +14% 63.5% 1 358 61.0% * The functional currency in Uzbekistan is the US dollar. 2008 2009 59.5% 1 407 +9% -4% 55.1% 1 458 62.5% 51.4% 55.4% 1 492 57.7 65.5 60.5 53.5 52.0 70.6 Q2 Q3 Q4 Q1 Q2 Q3 299.8 275.7 9M 2008 9M 2009 93.2 103.1 101.7 97.0 101.1 115.7 Q2 Q3 Q4 Q1 Q2 Q3 166.0 172.3 9M 2008 9M 2009

Uzbekistan operating indicators ARPU decline driven by growing share of mass market subscribers and the competitive environment Maintaining high usage levels through such tariff plans as Universal and Dial’Ok ARPU (USD) MOU (min) APPM (US¢) Subs (mln) 1.4 4.4 2009 2009 -2% -30% -6% stable -5% -9% 1.4 5.1 1.4 5.6 * The functional currency in Uzbekistan is the US dollar. 2008 2008 1.5 6.0 1.0 6.5 6.8 1.0 Strong subscriber growth during the quarter with 262 thousand in net additions 7.8 7.3 5.8 5.2 5.1 7.2 Q2 Q3 Q4 Q1 Q2 Q3 575 525 416 502 500 497 Q2 Q3 Q4 Q1 Q2 Q3

Turkmenistan financial highlights* Total Turkmenistan Revenue (TMT mln) Total Turkmenistan OIBDA (TMT mln) OIBDA Margin Strong revenue growth driven by subscriber additions and tariff initiatives Strong margin in Q3 2009 reflective of stability in operating environment during the quarter * On January 1, 2008, the Central Bank of Turkmenistan raised the official exchange rate of the Turkmenistan Manat to the US dollar from 5,200 to 6,250. On May 1, 2008, another decree established the official exchange rate at 14,250 TMT per $1. On January 1, 2009, the Central Bank of Turkmenistan announced redenomination of the Turkmenistan Manat at the rate of 5,000 to 1. We have adjusted our historical results to the denominated rate for comparative purposes. 63.0% 2008 2008 +14% +113% -27% TMT/USD 2.3 2.9 +51% +202% -52% 42.1% 2.9 61.7% 2009 2009 55.8% 2.9 +68% +61% 2.9 45.2% 56.3% 2.9 59.5% 53.7% 50.2 24.2 51.9 48.5 73.1 58.4 Q2 Q3 Q4 Q1 Q2 Q3 323.1 191.8 9M 2008 9M 2009 173.5 108.0 9M 2008 9M 2009 79.4 57.6 93.0 107.3 122.8 94.6 Q2 Q3 Q4 Q1 Q2 Q3

Turkmenistan operating indicators* ARPU (TMT) MOU (min) APPM (TMT) Relatively stable ARPU in Q3 2009 due to higher usage, roaming and increased contribution from VAS MOU dynamics affected by addition of low-value mass market subscribers Subs (mln) Over 248 thousand net additions during the quarter 0.17 0.57 2008 2008 -1% +4% -44% +1% -13% -5% 0.76 0.10 0.93 0.15 2009 2009 1.12 * On January 1, 2009, the Central Bank of Turkmenistan announced redenomination of the Turkmenistan Manat at the rate of 5,000 to 1. We have adjusted our historical results to the denominated rate for comparative purposes. 0.13 1.25 0.13 1.50 0.12 291 277 225 239 241 253 Q2 Q3 Q4 Q1 Q2 Q3 50.9 28.5 30.2 30.1 29.7 37.7 Q2 Q3 Q4 Q1 Q2 Q3

Armenia financial highlights Revenue growth during the quarter in line with increasing activity levels of subscribers as well as positive seasonal factors OIBDA margin reflective of top-line growth and effective cost management AMD/USD Total Armenia Revenue (AMD bln) 2008 +13% -3% +20% 2009 Total Armenia OIBDA (AMD bln) OIBDA Margin 53.7% 2009 +18% +12% +3% 52.5% 49.1% 2008 53.0% 307.2 302.3 306.0 325.8 +1% +2% 55.9% 370.5 54.4% 372.6 55.0% 55.8% 18.9 22.7 17.8 19.5 22.0 19.9 Q2 Q3 Q4 Q1 Q2 Q3 10.1 11.9 9.5 10.9 12.3 9.8 Q2 Q3 Q4 Q1 Q2 Q3 58.6 59.3 9M 2008 9M 2009 31.9 32.6 9M 2008 9M 2009

Armenia operating indicators ARPU (AMD) MOU (min) APPM (AMD) ARPU q-o-q growth stimulated by higher usage, seasonal factors and increased contribution of VAS as the Company launched 3G across the country Growth in usage following the launch of Dialect, Allo My and 18+ tariffs, stimulating on-net usage, and attractive roaming offers Subs (mln) Stable subscriber base reflective of market dynamics 2008 2008 +12% -23% +6% +19% +7% +10% 2009 2009 1.5 1.8 2.0 2.0 2.0 23.7 22.7 17.0 16.9 17.4 2.1 16.3 183 202 172 182 217 205 Q2 Q3 Q4 Q1 Q2 Q3 4 331 4 594 2 914 3 169 3 541 3 486 Q2 Q3 Q4 Q1 Q2 Q3

Financial and corporate highlights Comstar acquisition and 3i strategy Key period developments Key financial and operating results Appendix Contents Group Russia Ukraine Uzbekistan Turkmenistan Belarus Reconciliation

Group revenue 2 267.7 (16.2) 59.0 43.1 101.1 283.6 1 797.1 Q3 2009 52.7 75.0 Armenia 37.7 20.2 Turkmenistan (9.0) (18.0) Intercompany 2 022.4 2 812.3 Group revenue 258.2 465.3 Ukraine 97.0 103.1 Uzbekistan 1 585.8 Q2 2009 2 166.7 Russia in USD mln Q3 2008 Revenue contribution per country Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ

Group OIBDA OIBDA and margin per country 46.9% 1 062.6 55.8% 32.9 59.5% 25.7 51.4% 52.0 48.1% 136.5 45.4% 815.5 Q3 2009 47.2% 953.8 55.9% 29.5 45.2% 17.0 55.1% 53.5 45.0% 116.3 46.5% 737.5 Q2 2009 39.4 Armenia 52.5 - margin 1 453.2 Group 51.7% - margin 42.3% - margin 63.5% - margin 48.3% - margin 51.5% - margin 224.6 Ukraine 65.5 Uzbekistan 1 115.2 Russia Turkmenistan in USD mln 8.5 Q3 2008 Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ

Group net income 21.8% 494.4 (6.6) 15.6 32.3 25.1 428.0 Q3 2009 27.8% 563.0 (7.8) 8.6 18.6 18.6 525.1 Q2 2009 18.5 Armenia 515.6 Group 18.3% - margin 74.3 Ukraine 43.5 Uzbekistan 377.5 Russia Turkmenistan in USD mln 1.7 Q3 2008 Quarterly net income and margin per country Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ

Group CAPEX CAPEX per country 20.3% 461.4 11.9 13.3 134.2 71.3 230.7 Q3 2009 24.2% 489.8 4.3 13.9 136.0 83.2 252.4 Q2 2009 5.0 Armenia 663.3 Group 14.1 Turkmenistan 48.1 Uzbekistan 138.6 Ukraine 457.4 Russia - as % of revenue in USD mln 23.6% Q3 2008 Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ

Russia: operating indicators 10.7% 6.5 11.4 17.9 213 18% 1.5 8.0 8.2 Q3 2009 6.9% 9.6 11.3 20.9 216 17% 1.3 7.5 7.6 Q2 2009 9.1% Churn 12.9 13.2 26.1 213 15% 1.7 11.4 11.5 Q3 2008 SAC per gross new subscriber Minutes of Usage (MOU) Advertising & marketing Dealer commission VAS as % of ARPU ARPU from VAS ARPU ex guest roaming ARPU in USD unless noted Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ

Ukraine: operating indicators 10.4% 1.3 0.2 2.3 2.1 5.9 478 20% 1.0 4.9 5.1 Q3 2009 9.7% 1.3 0.2 2.5 2.9 6.8 441 19% 0.9 4.5 4.7 Q2 2009 15.8% Churn 1.5 SIM card & voucher cost 0.4 Handset subsidy 6.6 1.8 10.3 329 12% 1.0 7.8 8.2 Q3 2008 SAC per gross new subscriber Minutes of Usage (MOU) Advertising & marketing Dealer commission VAS as % of ARPU ARPU from VAS ARPU ex guest roaming ARPU in USD unless noted Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ

Uzbekistan Turkmenistan 8.1% 8.3 500 5.1 Q3 2009 7.1% 7.6 502 5.2 Q2 2009 7.3% 7.7 525 7.3 Q3 2008 SAC per gross new subscriber Minutes of Usage (MOU) Churn ARPU in USD unless noted 4.5% 6.5 241 10.4 Q3 2009 5.8% 3.9 239 10.6 Q2 2009 2.0% 5.5 277 10.0 Q3 2008 SAC per gross new subscriber Minutes of Usage (MOU) Churn ARPU in USD unless noted Uzbekistan and Turkmenistan: operating indicators Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ

Armenia and Belarus: operating indicators Armenia 11.3% 13.8 217 9.5 Q3 2009 10.4% 16.2 182 8.6 Q2 2009 7.2% 17.2 202 15.2 Q3 2008 SAC per gross new subscriber Minutes of Usage (MOU) Churn ARPU in USD unless noted 6.7% 15.5 470 8.0 Q3 2009 5.6% 15.6 469 8.7 Q2 2009 5.0% 18.1 477 10.3 Q3 2008 SAC per gross new subscriber Minutes of Usage (MOU) Churn ARPU in USD unless noted *MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated Belarus* Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ

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Appendix – Definitions and Reconciliations

Non-GAAP financial measures. This presentation includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Return on Invested Capital (ROIC) is measured as (net income + interest expense + depreciation expense) / closing (equity + minority interest + long-term financial obligations).

Operating Income Before Depreciation and Amortization (OIBDA). OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

	Q3 2008						Q2 2009						Q3 2009					
USD mln	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM
Operating income	935.5	761.0	103.2	48.9	6.8	15.6	548.1	463.6	29.2	31.9	14.3	9.2	638.5	529.6	45.8	29.2	22.5	11.4
Add: depreciation and amortization	517.7	354.2	121.3	16.6	1.7	23.8	405.7	273.9	87.1	21.6	2.7	20.3	424.1	285.9	90.7	22.8	3.2	21.5
OIBDA	1 453.2	1115.2	224.6	65.5	8.5	39.4	953.8	737.5	116.3	53.5	17.0	29.5	1 062.6	815.5	136.5	52.0	25.7	32.9

	Q3 2008						Q2 2009						Q3 2009					
	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM
Operating margin	33.3%	35.1%	22.2%	47.4%	33.9%	20.8%	27.1%	29.2%	11.3%	32.8%	37.9%	17.5%	28.2%	29.5%	16.1%	28.9%	52.1%	19.3%
Add: depreciation and amortization as a percentage of revenues	18.4%	16.4%	26.1%	16.1%	8.4%	31.7%	20.1%	17.3%	33.7%	22.3%	7.3%	38.4%	18.7%	15.9%	32.0%	22.5%	7.4%	36.5%
OIBDA margin	51.7%	51.5%	48.3%	63.5%	42.3%	52.5%	47.2%	46.5%	45.0%	55.1%	45.2%	55.9%	46.9%	45.4%	48.1%	51.4%	59.5%	55.8%

41

Appendix – Definitions and Reconciliations Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in US GAAP and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our Consolidated statement of cash flows or other information prepared in accordance with US GAAP. 2 968.2 2 970.7 Net debt (403.3) (45.7) ST investments (3 815.8) (1 058.8) Cash and cash equivalents Less: 7 187.3 4 075.2 Total debt 1.3 5 660.4 1 525.5 As of Sep 30, 2009 3.0 Capital lease obligations 2 888.5 LT debt 1 183.7 Current portion of LT debt and of capital lease obligations As of Dec 31, 2008 USD mln 416.8 1 745.1 Free cash flow (185.9) (37.4) Acquisition of subsidiaries, net of cash acquired 0.9 (4.6) Investments in and advances to associates - (32.2) Proceeds/ (purchases) of other investments 25.7 68.8 Proceeds from sale of property, plant and equipment (277.7) (279.3) Purchases of intangible assets (1 319.1) 2 172.9 For nine months ended Sep 30, 2009 (1 271.4) Purchases of property, plant and equipment Less: 3 301.1 Net cash provided by operating activities For nine months ended Sep 30, 2008 USD mln

Appendix – Definitions and Reconciliations LTM OIBDA can be reconciled to our consolidated statements of operations as follows: C = A + B B A 2 847.9 1 197.0 1 650.8 Nine months ended Sep 30, 2009 4 010.0 1 653.0 2 357.0 Twelve months ended Sep 30, 2009 1 162.2 OIBDA 456.0 Add: depreciation and amortization 706.2 Net operating income Three months ended Dec 31, 2008 USD mln

Appendix – Definitions and Reconciliations Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period. Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period. Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

Contact information For further information MTS Investor Relations +7 495 223 20 25 ir@mts.ru www.mtsgsm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: November 13, 2009